UNITED STATES

SECURITIES AND EXCHANGE COMMITTEE

Washington, D.C. 20549

FORM SD

SPECIALIZED DISCLOSURE REPORT

CLARCOR Inc.

(Exact name of registrant as specified in its charter)

Delaware	1-11024	36-0922490
(State of incorporation)	(Commission File Number)	(IRS Employer ID #)

840 Crescent Centre Drive, Suite 600, Franklin, TN 37067

(Address of principal executive offices) (Zip Code)

Richard M. Wolfson

VP-General Counsel and Corporate Secretary

(615) 771-3505

(Name and telephone number, including area code,

of the person to contact in connection with this report)

Check the appropriate box to indicate the rule pursuant to which this form is being filed, and provide the period to which the information in this form applies:

    X       Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2014.

Section 1 – Conflict Minerals Disclosure

Item 1.01 – Conflict Minerals Disclosure and Report

Introduction

As used in this report (the “Report”), the “Company” and terms such as “we” and “our” refer to CLARCOR Inc. and its subsidiaries.

Rule 13p-1 under the Securities Exchange Act of 1934, as amended (the “Rule”) and the requirements of Form SD generally require a company to annually disclose whether during the applicable reporting period it manufactured or contracted to manufacture products that contained cassiterite, columbite-tantalite, gold, wolframite, and their derivatives, which are limited to tin, tantalum, tungsten, and gold (collectively, the “3TG Minerals”), but only to the extent such 3TG Minerals were necessary to the functionality or production of the company’s products. The required disclosure is more comprehensive if (i) the 3TG Minerals in a company’s products during the applicable reporting period originated or may have originated in the Democratic Republic of Congo or an adjoining country (the “Covered Countries”), or (ii) if a company is unable to determine whether the 3TG Minerals in its products during the applicable reporting period originated or may have originated in the Covered Countries.

The Company manufactures and sells (i) a variety of filtration products and systems, and (ii) packaging containers and related items. Certain of these products contain 3TG Minerals that are necessary to their functionality or production (collectively, the “Covered Products”).

Conflict Minerals Disclosure

After exercising due diligence on the source and chain of custody of the 3TG Minerals in the Covered Products, as further described in the Conflict Minerals Report filed as Exhibit 1.01 to this Report, we do not have sufficient information from our suppliers or other sources to reasonably conclude whether our Covered Products contain, or do not contain, 3TG Minerals from the Covered Countries. As a result, for the 2014 reporting period, our Covered Products are DRC conflict undeterminable.

The Conflict Minerals Report has not been subject to an independent private sector audit as permitted by Form SD, which provides a temporary accommodation for the first two reporting years.

This Report and our Conflict Minerals Report are publicly available at: http://www.clarcor.com/iisecfilings.aspx.

Item 1.02 – Exhibit

Conflict Minerals Report as required by Items 1.01 and 1.02 of Form SD.

Section 2 – Exhibits

The following exhibit is filed as part of this Report:

Exhibit No.	Description

1.01	Conflict Minerals Report of CLARCOR Inc.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the duly authorized undersigned.

CLARCOR Inc.
(Registrant)

/s/ Richard M. Wolfson VP-General Counsel and Corporate Secretary
Signature and title

Richard M. Wolfson VP-General Counsel and Corporate Secretary
Name and title printed

May 29, 2015
Date